

March 26, 2012

Via Email
Lou Maroun
Director
Brookfield Infrastructure Partners, L.P.
7 Reid Street, 4th Floor
Hamilton, HM 11, Bermuda

> **Re:** **Brookfield Infrastructure Partners, L.P.**
> **Form 20-F for the year ended December 31, 2010**
> **Filed April 26, 2011**
> **File No. 001-33632**

Dear Mr. Maroun:

We have reviewed your response dated March 8, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Consolidated Financial Statements, page F-1

Consolidated and Combined Statements of Operating Results, page F-6

1. We note your response to comment 4 from our letter dated February 13, 2012. We are not persuaded by your argument that the presentation of a subtotal that includes the key operating components that are included in EBITDA does not contradict paragraph BC 56 of IAS 1. We continue to believe that depreciation and amortization are items of an operating nature which should not be excluded from a measure that represents or could be construed to represent the results of operating activities. Please revise future filings to remove this subtotal or classify depreciation and amortization within this subtotal.

Note 7. Acquisition of Businesses, page F-34

2. We have read your response to comment 6 from our letter dated February 13, 2012, and it does not appear from your response that you have considered the impact of the error on the total mix of information available, which would include net income. Although we recognize that cash generation and distribution are important to your partnership and your investors, net income should be considered in your materiality analysis, and a quantitatively material impact to net income should not be disregarded. Please restate your financial statements for all periods affected or provide us with a more detailed materiality analysis that addresses the following points:

   - On pages 6, 66, and 94 of your Form 20-F you state that "to measure performance, we focus on net income as well as funds from operations, or FFO." We further note your disclosures on page 94 that FFO is unlikely to be comparable to similar measures presented by other issuers and that FFO should not be considered as the sole measure of your performance and should not be considered in isolation from, or as a substitute for, analysis of your results as reported under IFRS. Please explain to us in further detail how, in light of these disclosures, it is appropriate to focus on a non-GAAP measure when considering the materiality of an error that impacted your GAAP basis financial statements. In this regard, it would appear a reasonable person would use GAAP net income in making judgments about your company.

   - You stated in your response letter dated January 31, 2012 that you considered the impact of the error on reported key metrics such as comprehensive income and earnings per unit attributable to limited partners. Please provide us with your analysis or consideration of the impact of the error on these key metrics.

   - Explain to us in greater detail the nature of the "mechanical error" and clarify how and when you discovered it. We note that your previous financial statement disclosures did not characterize the $28 million gain as the correction of an error. Please explain to us how you considered the qualitative aspects of mischaracterizing the error in your previously issued financial statements in your materiality analysis.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief